EXHIBIT 12

THE NEW YORK TIMES COMPANY

Ratio of Earnings to Fixed Charges(a)

(Unaudited)

	For the Quarter	For the Years Ended
(In thousands, except ratios)	Ended April 1, 2007(b)	December 31, 2006(c)	December 25, 2005	December 26, 2004	December 28, 2003	December 29, 2002
Earnings from continuing operations before fixed charges

Income/(loss) from continuing operations before income taxes, minority interest and income/loss from joint ventures	$43,169	$(571,262)	$397,495	$429,065	$464,851	$452,517
Distributed earnings from less than fifty-percent owned affiliates	1,015	13,375	9,132	14,990	9,299	6,459
Adjusted pre-tax earnings from continuing operations	44,184	(557,887)	406,627	444,055	474,150	458,976
Fixed charges less capitalized interest	15,008	69,245	64,648	54,222	56,886	59,225
Earnings from continuing operations before fixed charges	$59,192	$(488,642)	$471,275	$498,277	$531,036	$518,201

Fixed charges

Interest expense, net of capitalized interest	$12,382	$58,581	$53,630	$44,191	$46,704	$48,697
Capitalized interest	5,922	14,931	11,155	7,181	4,501	1,662
Portion of rentals representative of interest factor	2,626	10,664	11,018	10,031	10,182	10,528
Total fixed charges	$20,930	$84,176	$75,803	$61,403	$61,387	$60,887

Ratio of earnings to fixed charges	2.83	—	6.22	8.11	8.65	8.51

(a)             The Ratio of Earnings to Fixed Charges should be read in conjunction with this Quarterly Report on Form 10-Q, as well as the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.

(b)            The Company adopted FIN 48 on January 1, 2007 (see Note 5 of this Quarterly Report on Form 10-Q).  The Company’s policy is to classify interest expense recognized on uncertain tax positions as income tax expense.  The Company has excluded interest expense recognized on uncertain tax positions from the Ratio of Earnings to Fixed Charges.

(c)             Earnings were inadequate to cover fixed charges by approximately $573 million for the year ended December 31, 2006, as a result of a non-cash impairment charge of approximately $814 million.